    As filed with the Securities and Exchange Commission on October 26, 2000
                                                        Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 ---------------

                         LUMINANT WORLDWIDE CORPORATION
             (Exact name of registrant as specified in its charter)


           DELAWARE                         7379                    75-2783690
(State or other jurisdiction    (Primary Standard Industrial    (I.R.S. Employer
    of incorporation or             Classification Code           Identification
         organization)                      Number)                   Number)

                                 ---------------

                           13737 NOEL ROAD, SUITE 1400
                            DALLAS, TEXAS 75240-7367
                                 (972) 581-7000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JAMES R. COREY
         PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING OFFICER
                           13737 NOEL ROAD, SUITE 1400
                            DALLAS, TEXAS 75240-7367
                                 (972) 581-7000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------

                                 With a copy to:

                              JOHN B. WATKINS, ESQ.
                           WILMER, CUTLER & PICKERING
                               2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000

    Approximate date the registrant proposes to begin selling securities to the public: From time to time after the effective date of this registration statement.

                                 ---------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                            Amount          Proposed maximum          Proposed maximum         Amount of
         Title of securities                 to be         offering price per        aggregate offering       registration
          to be registered                 registered            share(1)                  price(1)                fee
----------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value per          24,800,225              $1.75                  $43,400,393            $11,458
share(2)

============================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low reported sales prices for the registrant's common stock, as reported on the Nasdaq National Market on October 20, 2000.
(2) The shares of common stock are being registered for resale from time to time by the selling stockholders. The shares of common stock consist of (a) 7,080,000 shares issuable upon the conversion of principal and interest on outstanding convertible debentures, (b) 1,373,626 shares issuable upon the exercise of outstanding warrants, (c) 7,080,000 shares reserved for issuance pursuant to antidilution, default and put provisions of the securities mentioned in (a) above, (d) 8,760,803 shares issued as consideration in connection with the registrant's acquisition of certain businesses, and (e) 505,796 shares issued to certain of the registrant's founding stockholders. In addition to the shares described in the table above, the amount to be registered includes an indeterminate number of shares issuable upon conversion of or in respect of the convertible debentures, and exercise of the warrants, as that number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Exchange Act of 1934, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT IS TO BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE ON THE DATE THE SEC, ACTING UNDER SECTION 8(a), DETERMINES.

===============================================================================

                  SUBJECT TO COMPLETION, DATED OCTOBER 26, 2000

PROSPECTUS

                         LUMINANT WORLDWIDE CORPORATION

                        24,800,225 SHARES OF COMMON STOCK

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         The selling stockholders are offering up to 24,800,225 shares of common stock. The shares offered by the selling stockholders consist of the following:

    - shares that may be issued from time to time upon conversion of debentures and exercise of warrants which we sold in September 2000 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended;

    -    shares issued as consideration for businesses we have acquired; and

    -    shares issued to our founding stockholders.

When we refer to the "selling stockholders" in this prospectus, we mean those persons referred to in the section titled "Plan of Distribution," as well as the pledgees, donees, assignees, transferees and others who later hold the selling stockholders' interests.

         We will not receive any of the proceeds from the sale of common stock in this offering. We will, however, receive proceeds if the selling stockholders who hold warrants pay cash to exercise their warrants.

         The selling stockholders will decide if and when they will offer and sell all or a portion of the shares of common stock and the terms of those offers and sales. The selling stockholders may sell shares under this prospectus on the Nasdaq National Market at prevailing market prices, in negotiated transactions, or otherwise. See the section titled "Plan of Distribution."

         Our common stock is quoted on the Nasdaq National Market under the symbol "LUMT." On October 20, 2000, the last sale price of our common stock, as reported on the Nasdaq National Market, was $1.75 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is ______________, 2000.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                           NUMBER
                                                                           ------
ABOUT LUMINANT WORLDWIDE CORPORATION..................................        5
RISK FACTORS..........................................................        6
USE OF PROCEEDS.......................................................       12
PLAN OF DISTRIBUTION..................................................       13
SELLING STOCKHOLDERS..................................................       15
LEGAL MATTERS.........................................................       19
EXPERTS...............................................................       19
WHERE YOU CAN FIND MORE INFORMATION...................................       19


    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

    The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                      ABOUT LUMINANT WORLDWIDE CORPORATION

OUR SERVICES

         We provide professional services to Fortune 500 companies, Internet and electronic commerce-based companies and other organizations which use or want to use the Internet and electronic commerce in their business. We provide the following Internet and electronic commerce professional services:

      - strategy consulting, which helps clients understand how to use the Internet and electronic commerce to operate their businesses more competitively and interact with their customers and suppliers more effectively;

      - creative solutions, which involve web site designing, creating marketing programs for attracting customers to web sites, and developing a web site "look and feel" that projects a client's identity and serves a client's business goals;

      - technology solutions, which involve the actual building and installation of Internet and electronic commerce software applications, including web sites and interfaces to mainframes and existing systems; and

      - ongoing services, which are continuing services we provide that support and complement our clients' Internet and electronic commerce businesses, such as ongoing Internet site management.

         We perform services for more than 100 clients diversified across many industries, including technology, financial, retailing, media and communications. We also work with companies that do business primarily over the Internet. As of October 1, 2000, our 976 employees were located throughout the United States in 23 different states.

OUR MARKET OPPORTUNITY

         The Internet is continuing to develop as an interactive platform through which companies market, operate and manage their businesses and conduct transactions. The explosive growth of the Internet and its potential to create new opportunities and pose fundamental threats to the competitive positions of traditional businesses present enormous challenges for the managers of companies. This is leading to the rapid growth of, and demand for, professional services relating to the Internet and electronic commerce. The need for organizations to quickly and effectively act has led to the demand for coordinated strategic, creative and technology solutions. Many traditional professional services firms can typically provide expert services in strategy consulting, creative solutions or technology solutions. The need to integrate these disciplines exceeds the capabilities of most traditional service firms, however, especially given the rapid time frames needed for developing Internet and electronic commerce businesses. As a result, we believe there is great demand for professional services firms that can effectively and timely provide integrated services and client focus in all three disciplines.

OUR STRATEGY

         We intend to expand our position as a leading provider of Internet and electronic commerce professional services to Fortune 500 companies, Internet-based companies and other organizations. Our strategy for achieving this objective is to:

      -  leverage our three main practice areas;
      -  expand long-term client relationships;
      -  operate as a single, fully-integrated firm;
      -  maintain leading edge professional capabilities and technologies;
      -  expand our breadth of services and geographic scope; and
      -  provide ongoing services.

OUR OFFICES AND HISTORY

         We have leased offices located in:


       -   Atlanta, Georgia            -    Dallas, Texas                 -   Denver, Colorado
       -   Houston, Texas              -    Herndon, Virginia             -   Larchmont, New York
       -   New York, New York          -    Philadelphia, Pennsylvania    -   Poughkeepsie, New York
                                            metropolitan area
       -   Raleigh, North Carolina     -    Reston, Virginia              -   San Francisco, California
       -   Seattle, Washington

         We were incorporated on August 21, 1998 under the laws of the State of Delaware. Our principal executive offices are located at 13737 Noel Road, Suite 1400, Dallas Texas 75240-7367 and our telephone number is (972) 581-7000. We maintain a website at www.luminant.com. The information contained on our web site is not a part of this prospectus. As used in this prospectus, "we," "us," "our" and "Luminant" refer to Luminant Worldwide Corporation and its wholly-owned subsidiaries.

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus before you decide to buy any of our common stock. If any of these risks occur, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES. IF THESE LOSSES CONTINUE, WE MAY NEVER BE PROFITABLE.

         We have a history of operating losses. If we do not consistently generate higher revenues, we may never be profitable. By way of example, we incurred historical, consolidated net losses of approximately $.076 million for the year ended December 31, 1998, $45.14 million for the year ended December 31, 1999 and $58.77 million for the six months ended June 30, 2000. Our accumulated deficit as of September 30, 2000 was approximately $172.90 million. Luminant was founded in August 1998 to acquire a group of existing Internet and electronic commerce professional services businesses. In September 1999, we acquired Align Solutions Corp., Free Range Media, Inc., Integrated Consulting, Inc., InterActive8, Inc., Multimedia Resources, LLC, Potomac Partners Management Consulting, LLC, RSI Group, Inc. and its subsidiaries, and the assets of Brand Dialogue-New York, and in June 2000, we acquired New York Consulting Partners, LLC. Our costs of operations as a combined, public company have significantly increased compared to the historical costs of operations of the companies we have acquired, and we expect to continue investing heavily in sales and marketing, infrastructure development and general and administrative expenses until we have fully integrated the companies we acquired. In addition, we expect our expenses to increase as we seek to grow our business. As a result, we will need to generate substantially higher revenues to achieve profitability. If our revenues grow more slowly than anticipated, or if our operating expenses exceed our expectations, we may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase it in the future.

OUR CASH FROM OPERATIONS IS CURRENTLY NOT SUFFICIENT TO MEET OUR NEEDS. WE MAY NEED TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE IN ORDER TO MEET OUR WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS OR TO ACQUIRE ADDITIONAL COMPANIES.

         We currently do not generate sufficient cash to cover our operating costs and investment activities and, as a result, we may need to raise additional financing in the future. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, which could adversely affect our operations. We expect that our current cash, cash equivalents and lines of credit will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds. Our limited combined operating history makes it difficult to predict whether our future financial condition, revenues and profitability will be sufficient to obtain financing on reasonable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to acquire additional companies, open or expand offices in the United States and abroad, make capital expenditures, hire and train additional personnel or expand our business.

THE SALE OR AVAILABILITY FOR SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THIS OFFERING COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         As of October 15, 2000, approximately 27,168,480 shares of our common stock were outstanding. Once the registration statement of which this prospectus is a part becomes effective, approximately 13,931,599 of the currently outstanding shares will be freely transferable without restriction or further registration under the Securities Act, except to the extent these shares are held by "affiliates" as defined under Rule 144 under the Securities Act. In addition, this registration statement registers 7,080,000 shares issuable upon the conversion of outstanding debentures, including interest, 7,080,000 shares issuable pursuant to antidilution, default and put provisions of such debentures, and 1,373,626 shares issuable upon the exercise of outstanding warrants. The remainder of these shares outstanding are "restricted securities" which may be sold subject to the applicable limitations of Rule 144. As of October 15, 2000, options, warrants and debentures convertible or exercisable into approximately 13,301,726 shares of common stock were outstanding and we had reserved an additional 2,411,742 shares of common stock under our stock option plans and employee stock purchase plan. In addition, we are proposing to our shareholders that they approve an increase in the number of shares issuable under our 1999 Long Term Incentive Plan to 40% of the number of shares of our common stock issued and outstanding on a floating basis. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. A reduction in the price of our common stock could reduce the value of your investment in us and impair our ability to raise capital through the sale of additional equity securities or our ability to use shares as a currency to make acquisitions.

WE MAY NOT BE ABLE TO HIRE, TRAIN AND RETAIN SKILLED EMPLOYEES, WHICH COULD IMPEDE OUR ABILITY TO COMPETE SUCCESSFULLY.

         As a services company, our future profitability and growth depends in large part on our ability to hire, train and retain skilled consulting, creative, technical and other professionals. If we cannot hire, train and retain a sufficient number of qualified employees, we may not be able to adequately staff projects, our expenses could increase and we may be unable to expand our business as quickly as we would like. Skilled personnel are in short supply and competition for these people is intense. In addition, to maintain our competitive position and to grow our business, we must make sure our employees maintain and develop their technical expertise and business skills to satisfy the increasingly sophisticated needs of our clients. This process could be time consuming and expensive and may not be successful.

         Even if we do hire and retain a sufficient number of employees, the expense necessary to compensate them may adversely affect our operating results. We typically grant stock options to attract and retain qualified employees. The decline in the trading price of our stock has adversely affected the incentive value of these stock options and has made it more difficult and expensive for us to hire and retain qualified personnel.

IF WE DO NOT EFFECTIVELY INTEGRATE EACH OF THE COMPANIES WE HAVE ACQUIRED AND MAY ACQUIRE IN THE FUTURE, OUR FINANCIAL RESULTS WILL SUFFER.

         We are combining the operations of the companies we have acquired into a single company. We have spent substantial resources:

      -  standardizing our operational, financial and control systems;

      -  deploying common equipment and telecommunications facilities;

      - implementing and integrating new and existing marketing and sales efforts; and

      -  creating a unified brand identity.

Our future profitability depends heavily on how effectively we integrate the operations and management of the companies we have acquired and any other companies we acquire in the future. Failure to effectively integrate any of the companies we acquire may cause significant operating inefficiencies and adversely affect our profitability. We have no current plans or agreements to acquire any specific companies or businesses. If we acquire additional companies in the future as expected, however, we will face integration risks similar to those described above.

         In addition, during our beginning stage of development and operation, we have encountered and may continue to encounter expenses and difficulties that are unexpected or beyond our control. We may not be able to achieve or maintain profitability for any of the companies we have acquired or for ourselves as a whole.

WE DEPEND ON THE SERVICES OF OUR SENIOR MANAGEMENT AND OTHER KEY PERSONNEL. THE LOSS OF SENIOR MANAGEMENT OR OTHER KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

         The loss of management personnel, other key personnel or client relationships could seriously harm our business and adversely affect our growth. We believe that our ability to effectively serve our clients and expand our business in the future will depend on our continued employment of senior management and key strategic, creative and technical personnel. Competition for qualified management personnel and other key personnel is intense. In addition, personal relationships are critical in obtaining and maintaining client engagements in our industry. Our personnel could join with a competitor or start a new business and compete with us, which may result in the loss of client relationships or business opportunities. Guillermo G. Marmol, our former chief executive officer, resigned that position in September 2000.

OUR REVENUES ARE DIFFICULT TO PREDICT AND WE MAY NOT BE ABLE TO REDUCE EXPENSES IF REVENUES DECLINE.

         Our operating expenses are relatively fixed and we incur costs based on our expectation of future revenues. We generally cannot reduce our expenses on short notice to compensate for unanticipated variations in the number or size of engagements in progress. As a result, our failure to accurately predict our revenues may result in unnecessary expenses and adversely affect our profitability and financial condition.

         Most of our client engagements are under short-term contracts. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we may not be able to rapidly redeploy our employees or other resources to other engagements. Under these engagements, the client can generally reduce the scope of or cancel our services without penalty and with little or no notice. A number of factors unrelated to our work product or the progress of the project, such as general business conditions, the client's financial state or changes in the client's management structure, could cause cancellations or delays.

UNDERUTILIZATION OF OUR EMPLOYEE RESOURCES MAY ALSO ADVERSELY AFFECT OUR OPERATING REVENUES.

         We generally establish our personnel levels based on our expectations of client demand. If we hire more employees than our engagements require, or if we are unable to effectively redeploy our employees from project to project, our operating margins may decline and we may suffer losses. We have hired a large number of administrative and support personnel to support our anticipated growth. Personnel costs and expenses constitute the substantial majority of our operating expenses.

WE MAY NOT SUCCESSFULLY DEVELOP BRAND AWARENESS OF OUR SERVICES, AND OUR BRAND REPUTATION MAY DEPEND UPON THE SUCCESS OR FAILURE OF OUR CLIENTS.

         Developing awareness of the "Luminant Worldwide Corporation" brand name is an important element of our business strategy. If we do not successfully develop our brand name without significant expense, our operating margins and growth may decline. Our brand name has replaced the historical brand names of the companies we have acquired, which may adversely affect our revenues and profitability. In addition, the public may closely associate our brand with the business success or failure of some of our high-profile clients, many of whom are pursuing unproven business models in competitive markets. As a result, the failure or difficulties of one or more of our high-profile clients may damage our brand name.

OUR LIMITED COMBINED OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT HOW WE WILL PERFORM IN THE FUTURE.

         We have a limited combined operating history upon which you can evaluate our business and prospects. We have combined the operations of nine businesses into a new company, and we may not be able to achieve or maintain profitability of any of our businesses or overall. As a result, our historical results of operations and pro forma financial information may not give you an accurate indication of our future results of operations or prospects. In addition, companies like us in an early stage of development frequently encounter risks, expenses and difficulties associated with starting a new business, many of which may be unexpected or beyond our control.

OUR PROFITABILITY MAY SUFFER IF SEASONAL FACTORS CAUSE OUR REVENUES TO FLUCTUATE AND WE ARE NOT ABLE TO ADJUST OUR EXPENSES ACCORDINGLY.

         Our industry is affected by seasonal factors. Our revenues and income are generally higher in the first and second calendar quarters, and lower during the third and fourth calendar quarters as a result of the summer and end-of-year holiday seasons. As a result of these factors, we believe that period-to-period comparisons of our results of operations will not reliably indicate our future performance. Our operating results in the third quarter of 2000 were below the expectations of public market analysts, and it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. These shortfalls may significantly affect the market price of our common stock. Several other factors may cause our revenues and operating results to vary from quarter-to-quarter, including:

      - the number, size and type of client engagements we commence and complete during a quarter;

      -  modification or termination of material contracts;

      - the amount and timing of expenditures by our clients for Internet and electronic commerce professional services;

      - our ability to adequately staff our projects and effectively utilize our employees;

      -  the fixed personnel and other costs we incur in advance of the quarter;

      - the number, type, timing and costs of acquisitions completed during a quarter;

      - our ability to manage costs, including personnel costs and support services costs; and

      -  our introduction of new services.

WE MAY INCUR UNEXPECTED OR UNQUANTIFIABLE LIABILITIES AND EXPENSES ARISING FROM THE OPERATION OF A COMPANY BEFORE WE ACQUIRED IT.

         When we acquire companies, we may acquire liabilities and expenses that we did not know about at the time we negotiated these acquisitions. We may also acquire contingent liabilities that become realized, or liabilities that prove to be larger than anticipated. Because our recourse against the former owners of the companies for these liabilities is generally limited as described below, the realization of any of these liabilities may increase our expenses and reduce our cash reserves.

THE INDEMNIFICATION PROVISIONS OF THE ACQUISITION AGREEMENTS BY WHICH WE HAVE ACQUIRED COMPANIES MAY NOT FULLY PROTECT US AND MAY RESULT IN UNEXPECTED LIABILITIES.

         Some of the former owners of the companies we have acquired are required to indemnify us against liabilities related to the operation of their company before we acquired it. The acquisition agreements by which have acquired companies all include provisions for the indemnification of Luminant by former owners of each company for breaches of their representations and warranties in the acquisition agreements, and inaccuracy of the information provided by them for use in the prospectus relating to our initial public offering. In most of these agreements, however, the liability of each former owner is limited to the total amount of the purchase price, including contingent consideration, that the former owner received. Additionally, in some cases these former owners may not have the financial ability to meet their indemnification responsibilities. We cannot assure you that any of the former owners of the companies we have acquired will satisfy their indemnification obligations, if any.

IF WE HAVE TO PAY ADDITIONAL CONSIDERATION TO THE FORMER OWNERS OF ANY OF THE COMPANIES WE HAVE ACQUIRED, YOUR INVESTMENT IN US MAY BE DILUTED.

         We have agreed to pay the former owners of two of the companies we have acquired additional consideration upon satisfaction of specified financial and operational conditions. The consideration payable to the former owners of one of these companies must be paid in stock, and the consideration payable to the former owners of the other company may be paid in stock or cash, at our discretion. Payment of these obligations in cash may substantially deplete our cash reserves or require us to borrow funds. Payment of these obligations in our common stock will dilute the value of your investment in us. Regardless of the form of payment, any additional consideration will create additional goodwill and increase the related amortization expense. We cannot predict the amount of additional consideration that we will have to pay to the former owners of the companies we have acquired. The total amount of additional consideration payable after the date of this prospectus to the former owners of one of the companies will not exceed approximately 154,000 shares of common stock.

WE INTEND TO EXPAND OUR BUSINESS ABROAD. INTERNATIONAL EXPANSION COULD RESULT IN FINANCIAL LOSSES DUE TO SEVERAL FACTORS, INCLUDING FAILURE TO COMPLY WITH FOREIGN REGULATORY REQUIREMENTS, CHANGES IN FOREIGN ECONOMIC CONDITIONS AND FLUCTUATIONS IN FOREIGN CURRENCIES.

         We intend to expand our business by providing Internet and electronic commerce professional services to companies operating outside of the United States. An inability to successfully establish and expand our international operations could seriously harm our growth and place us at a competitive disadvantage. We intend to acquire existing companies and open offices in foreign markets and otherwise market our business abroad. We may be unable to successfully market, sell, deliver and support our services internationally. In addition to other risks described in this section, international expansion poses additional risks, including:

         - intense competition for qualified personnel outside of the United States;

         -  international legal and regulatory requirements;

         - problems in collecting accounts receivable and longer payment cycles;

         -  the impact of recessions in economies outside the United States;

         -  higher marketing costs;

         -  fluctuations in currency exchange rates;

         -  restrictions on the import and export of certain technologies;

         - reduced protection for intellectual property rights in some countries;

         -  potentially adverse tax consequences; and

         - increases in tariffs, duties, price controls, restrictions on foreign currencies and other trade barriers.

WE PROVIDE SERVICES THAT ARE OFTEN CRITICAL TO OUR CUSTOMERS' BUSINESSES; ANY DEFECTS IN OUR SERVICES COULD EXPOSE US TO SIGNIFICANT LIABILITY.

         We create, implement and maintain Internet and electronic commerce systems and other applications that are critical to our clients' businesses. Any defects or errors in these systems or applications or failure to meet clients' expectations could result in:

         -  delayed or lost client revenues;

         -  rendering additional services to a client at no charge;

         -  negative publicity regarding us and our services; and

         -  claims for substantial damages against us, regardless of fault.

         The successful assertion of a large claim against us could seriously harm our business, financial condition and operating results. Our contracts generally limit our damages arising from negligent acts, errors, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Our general liability insurance coverage may not cover one or more large claims, or the insurer may disclaim coverage as to any future claim. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or at all.

OUR FAILURE TO PROTECT OR MAINTAIN OUR INTELLECTUAL PROPERTY RIGHTS COULD COST US MONEY, PLACE US AT A COMPETITIVE DISADVANTAGE AND RESULT IN LOSS OF REVENUE AND HIGHER EXPENSES.

         The steps we have taken to protect our proprietary intellectual property rights may not prevent or deter someone else from using or claiming rights to our intellectual property. Third party infringement or misappropriation of our trade secrets, copyrights, trademarks or other proprietary information could seriously harm our business. We also cannot assure you that we will be able to prevent the unauthorized disclosure or use of our proprietary knowledge, practices and procedures if any of our officers or other employees leave us. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may claim that we have violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may distract our management.

FROM TIME TO TIME WE AGREE NOT TO PERFORM SERVICES FOR THE COMPETITORS OF PARTICULAR CLIENTS, WHICH COULD REDUCE THE NUMBER OF OUR PROSPECTIVE CLIENTS.

         Non-competition agreements that we enter into occasionally with some of our clients may constrain our business opportunities and reduce our potential revenue and profitability. Many of the services we perform for our clients are competitively sensitive. We occasionally agree not to perform any services for a client's competitors or in a particular field for a limited period of time. Even if we are not contractually prohibited from servicing competitors of our existing clients, we risk alienating these clients if we provide services to any of their competitors. Because these contractual restrictions and other considerations may preclude our access to potential clients, they could adversely affect our revenue.

A SIGNIFICANT PORTION OF OUR ASSETS ARE INTANGIBLE. WE MUST AMORTIZE OUR INTANGIBLE ASSETS OVER A FIXED PERIOD EVEN IF WE NEVER REALIZE THEIR FULL VALUE. THE AMORTIZATION CHARGES WE INCUR IN EACH PERIOD WILL REDUCE OUR NET INCOME.

         Our acquisition of companies has created significant goodwill on our financial statements. We are amortizing this goodwill over a period of three years, which negatively affects our operating results in those periods. We have also paid to the former owners of the companies we have acquired a total of $47.34 million in contingent consideration through the date of this prospectus, resulting in additional goodwill of $47.34 million on our financial statements which we are amortizing over a period of three years. We have agreed to pay the former owners of two of the companies we have acquired additional consideration after the date of this prospectus if specified conditions are met. Any additional consideration will create additional goodwill and increase the related amortization expense. At September 30, 2000, we had goodwill net of accumulated amortization of approximately $249 million.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY AND LOW BARRIERS TO ENTRY MAY ENCOURAGE ADDITIONAL COMPETITORS IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT OUR OPERATING RESULTS.

         In light of the resources of our existing competitors and the likelihood that new competitors will enter the market, we cannot assure you that we will compete successfully in the Internet and electronic commerce services market. Our failure to compete successfully could reduce our revenues and our profitability. Competition in the Internet and electronic commerce professional services market is intense. We expect competition to persist and intensify in the future. We compete against companies selling Internet and electronic commerce software and services, and the in-house development efforts of companies seeking to engage in electronic commerce. Our current competitors include, and may in the future include, the following:

      - Internet consulting firms and online agencies, including AGENCY.COM, Diamond Technology Partners Incorporated, iXL Enterprises, MarchFirst Inc., Proxicom, Razorfish, Sapient, Scient, US Interactive, and Viant;

      - general management consulting firms, including Bain & Company, Boston Consulting Group, Booz Allen & Hamilton and McKinsey & Company, Inc.;

      - the professional services groups of computer equipment companies, including Compaq, Hewlett-Packard and IBM;

      - systems integrators, including Andersen Consulting and consulting arms of the "Big Five" accounting firms; and

      -  internally developed solutions of current and potential clients.

Because barriers to entry in our market are low, we also expect other companies to enter our market. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with vendors. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

         Most of our current competitors have longer operating histories than us. Many of our competitors have larger client bases, larger professional staffs, greater brand recognition and greater financial, technical, marketing and other resources than us. Many of our competitors also have well-established relationships with our current and potential clients and vendors and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Each of these factors may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, marketing campaigns, strategic partnerships and other initiatives.

WE MAY LOSE MONEY ON FIXED FEE CONTRACTS IF WE MISCALCULATE THE RESOURCES REQUIRED TO COMPLETE A PROJECT.

         We occasionally enter into contracts with our clients on a fixed-fee, fixed timeframe basis. A miscalculation of the resources or time needed to complete fixed-fee engagements could substantially reduce our profitability. The risk of these miscalculations for us is high because we work with complex technologies in compressed time frames.

TECHNOLOGY IN THE INTERNET AND ELECTRONIC COMMERCE INDUSTRY CHANGES RAPIDLY. IF WE FAIL TO KEEP UP WITH THESE CHANGES, WE WILL NOT BE ABLE TO MEET OUR CLIENTS' NEEDS AND OUR BUSINESS WILL SUFFER.

         Rapid technological change and frequent introductions of new products and services characterize our market and the technologies our clients use. Our failure to successfully respond to these technological developments or to respond in a timely or cost-effective way could substantially reduce our revenues and adversely affect our profitability. Our success will depend on our ability to rapidly master and develop an evolving set of capabilities and to offer services that keep pace with continuing changes in technology, industry standards and client preferences.

OUR GROWTH AND PROFITABILITY DEPEND ON CONTINUED AND EXPANDING DEMAND FOR OUR SERVICES. THE DEMAND FOR OUR SERVICES DEPENDS ON THE CONTINUED GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE INDUSTRY.

         If a viable and sustainable market for our Internet and electronic commerce services does not continue to develop, or if we cannot differentiate our services from those of our competitors, our revenue and operating margins may decline and we may continue to experience losses. We cannot be certain that the market for Internet and electronic commerce services will continue to grow. Consumers and businesses may reject the Internet or electronic commerce as viable commercial mediums for a number of reasons, including:

      -  inadequate network infrastructure;

      - insufficiency of telecommunications services to support electronic commerce and the Internet;

      - delays in the development of technologies that facilitate use, and improve the security, of the Internet and electronic commerce;

      - delays in the development of new conventions to handle increased levels of Internet activity;

      -  increased governmental regulation;

      -  changes in sales tax laws; and

      - failure of companies to meet their customers' expectations and service requirements in delivering goods and services via electronic commerce and over the Internet.

NEW LAWS OR REGULATIONS AFFECTING THE INTERNET, ELECTRONIC COMMERCE OR COMMERCE IN GENERAL COULD REDUCE OUR REVENUES AND ADVERSELY AFFECT OUR GROWTH.

         Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our services and our business and operating results would suffer.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY NOT PROVE TO BE ACCURATE OR COMPLETE.

            This prospectus contains or incorporates both historical and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates", "believes", "expects", "intends", "future", and similar expressions identify forward-looking statements. Any "forward-looking" statements in this prospectus reflect our current views with respect to future events and financial performance, and are subject to a variety of factors that could cause the actual results or performance to differ materially from historical results or from the anticipated results or performance expressed or implied by the forward-looking statements. Because of these factors, we cannot assure you that the actual results or developments that we anticipate will be realized or, even if substantially realized, that they will have the anticipated results. The risks and uncertainties that may affect our business include, but are not limited to, those set forth in this Risk Factors section. Readers should not place undue reliance on the forward-looking statements, which speak only as of the date hereof, and should be aware that except as the law may otherwise require, we undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances that may arise after the date of this prospectus.

                                 USE OF PROCEEDS

    All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any proceeds from the sale of common shares by the selling stockholders, except with respect to the exercise price of the warrants or the elimination of our indebtedness upon the conversion of the convertible debentures. We expect to use any funds received upon exercise of the warrants for general corporate purposes, including working capital.

                              PLAN OF DISTRIBUTION

         On September 21, 2000, we entered into a convertible debenture purchase agreement with Montrose Investments Ltd., Strong River Investments Inc. and James R. Corey, our Chief Executive Officer, President, Chief Operating Officer and Director. Under the terms of the agreement, we sold to Montrose and Strong River warrants to purchase up to 1,373,626 shares of our common stock at $2.73 per share, as well as convertible debentures in an aggregate principal amount equal to $15 million convertible into a total of 6,000,000 shares of our common stock. Under the same agreement, we sold to Mr. Corey warrants to purchase up to 183,150 shares of our common stock at $2.73 per share, as well as convertible debentures in an aggregate principal amount equal to $2 million, convertible into a total of 800,000 shares of our common stock. The number of shares into which the debentures may be converted, the exercise price of the warrants and in some cases the number of warrants, will be adjusted if we issue shares of common stock at a price lower than the conversion price or exercise price, as applicable, or if we conduct a stock split, stock dividend or similar transaction. Under certain circumstances, the holders of the debentures have the right to put to us any outstanding debentures, including any interest or other amounts outstanding thereunder, in return for cash or our common stock, at our election, at the lower of (1) the then prevailing conversion price of the debentures, or (2) the average closing price of our common stock for the five trading days preceding the date such right is exercised. In connection with the purchase agreement described above, we also entered into a registration rights agreement with Montrose and Strong River. Under the terms of the agreement, we agreed to register for resale the shares underlying the debentures and warrants we sold to Montrose and Strong River.

         We have issued an aggregate of 12,988,612 shares of our common stock, and paid approximately $59 million in cash, to the former owners of the companies we have acquired. The former owners of two of these companies are still eligible to receive additional cash and/or common stock in the future as contingent consideration. Under these agreements, we also granted to these former owners piggyback registration rights. These rights permit the former owners to include the shares of common stock which they received as consideration in specified share registrations that we conduct for ourselves or other persons under the Securities Act. These former owners have requested that we register 8,760,803 of these shares of common stock under this registration statement.

         In August and September 1998, we sold an aggregate of 1,831,800 shares of common stock to our founding stockholders, Commonwealth Principals II, LLC and Guillermo G. Marmol. Under the terms of a registration rights agreement we entered into with Commonwealth and Mr. Marmol in September 1999, we granted to these founding stockholders piggyback registration rights. These rights permit these founding stockholders to include the shares of common stock which they received in specified share registrations that we conduct for ourselves or other persons under the Securities Act. These founding stockholders have requested that we register 505,796 of these shares of common stock under this registration statement.

         We have agreed to use our best efforts to maintain the effectiveness of this registration statement with respect to the shares offered hereby until the earlier of the date all shares have been sold, or two years from the date of this prospectus. No sales may be made under this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness.

      The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

      - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      - block trades in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      - an exchange distribution in accordance with the rules of the applicable exchange;

      -  privately negotiated transactions;

      -  with respect to Montrose and Strong River, short sales;

      - agreements with broker-dealers to sell a specified number of shares at a stipulated price per share;

      -  a combination of any of the above methods of sale; and

      -  any other method permitted under applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Montrose and Strong River may also engage in short sales against the box, puts and calls and other transactions in securities of Luminant or derivatives of Luminant securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Montrose and Strong River have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Montrose or Strong River.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. None of the selling stockholders have advised us that they expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the provisions of the Exchange Act and the rules and regulations under the Exchange Act, including without limitation Regulation M. These provisions may restrict the activities of, and limit the timing of purchases and sales of shares by, the selling stockholders and these other participating persons. In addition, Regulation M prohibits persons engaging in a distribution of securities from simultaneously engaging in market making activities with respect to the common stock for a specified period of time prior to the start of the distribution. These factors may affect the marketability of the shares.

         We will pay all expenses of registering the shares for resale by the selling stockholders, including fees and disbursements of counsel to the selling stockholders, but the selling stockholders will pay any discounts, commissions or concessions associated with the sale of the shares. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act.

                              SELLING STOCKHOLDERS

         All of the shares of common stock registered for sale under this prospectus are owned by, or otherwise issuable to the selling stockholders, or the pledgees, donees, assignees, transferees and others who later hold the selling stockholders' interests. All of the shares offered by the selling stockholders:

            - are issuable upon conversion or exercise of the warrants and debentures which we sold to Montrose and Strong River in September 2000, or issuable pursuant to anti-dilution, default and put provisions of such securities;
            - were issued as consideration for one of the companies we have acquired; or
            - were sold to one of our founding stockholders in August or September 1998.

         On September 21, 2000, Montrose and Strong River acquired convertible debentures of the Company and certain common stock purchase warrants. The holder of such securities is, among other things, prohibited from using them to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of our common stock following such acquisition. This restriction may be waived by a holder on not less than 61 days' notice to us. The number of shares of our common stock listed in the table below as being beneficially owned by Montrose and Strong River includes the shares of our common stock that are issuable to them, subject to the 4.999% limitation, upon exercise of the warrants or conversion of the debentures (as applicable). However, the 4.999% limitation would not prevent the holder thereof from acquiring and selling in excess of 4.999% of shares of our common stock through a series of acquisitions and sales under the warrant or debentures while never beneficially owning more than 4.999% at any one time.

         The registration rights agreement that we entered into with Montrose and Strong River requires us to register (1) all shares of common stock issuable upon exercise in full of the warrants, and (2) 200% of the number of shares of common stock issuable upon conversion of the convertible debentures, assuming the debentures remain outstanding for three years and all interest on the debentures is paid in shares of common stock, thus the number of shares of our common stock listed in the table below as being registered for sale by Montrose and Strong River includes such number of shares of our common stock.

         The following table sets forth information known to us with respect to beneficial ownership of our common stock as of October 15, 2000 by each selling stockholder. The following table assumes that the selling stockholders sell all of the shares registered for sale under this prospectus. We cannot determine the exact number of shares that will be sold. Except as set forth in the footnotes below, none of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years.

                                           NUMBER OF                              NUMBER OF
                                             SHARES                                 SHARES          PERCENTAGE OF
                                          BENEFICIALLY     NUMBER OF SHARES      BENEFICIALLY       OUTSTANDING
                                         OWNED PRIOR TO     REGISTERED FOR       OWNED AFTER        SHARES AFTER
SELLING STOCKHOLDERS                     THE OFFERING(1)     SALE HEREBY         THE OFFERING(1)     OFFERING(2)
--------------------                     ---------------     -----------         ---------------    -----------

Michael R. Alsup (3)                     1,416,421(3)          588,411               828,010             3.0%
Nancy S. Bratic(4)                          15,473(4)           15,140                   333               *
Carolyn A. Brown(5)                        180,418(5)          179,418                 1,000               *
Michael S. Brownfield(6)                    15,618(6)           15,618                     0               *
Calvin W. Carter(7)                        335,823(7)          335,157                   666               *
Elizabeth B. Carls(8)                      395,582(8)          370,770                24,812               *
Norman L. Dawley(9)                        111,234(9)           89,997                21,237               *
David Debbs(10)                            338,977(10)         327,086                11,891               *
John B. Dimmer (11)                        312,357(11)         312,357                     0               *
John C. Dimmer (12)                        915,922(12)         615,922               300,000             1.1%
Donald F. Eshelman(13)                       2,840(13)           2,840                     0               *
Andrew L. Fry(14)                          263,457(14)         263,457                     0               *
Richard Galanti(15)                         11,713(15)          11,713                     0               *
Bruce Grant(16)                            149,237(16)         148,653                   584               *
Charles Harrison(17)                       326,005(17)         326,005                     0               *
Eliot W. Hawkes(18)                        297,881(18)         297,215                   666               *
Joseph F. Holton(19)                         1,952(19)           1,952                     0               *
H. David Kenyon(20)                         11,713(20)          11,713                     0               *
Meredith W. Kenyon(21)                       3,904(21)           3,904                     0               *
Amy Looper(22)                             394,068(22)         370,770                23,298               *
Morris W. Markel(23)                       539,940(23)         537,691                 2,249               *
Guillermo G. Marmol (24)                 1,404,632(24)         505,796               898,836             3.2%
Ellen Marram (25)                           19,776(25)          19,776                     0               *
Ben Mayberry (26)                          130,704(26)         130,704                     0               *
Wylie W. McDonald (27)                      14,713(27)          14,059                   654               *



                                                    15


David T. McGee(28)                          70,264(28)          70,264                     0               *
Benjamin R. McLemore IV(29)                617,971(29)         337,915               280,056             1.0%
Brian Methvin(30)                          553,395(30)         552,046                 1,349               *
Montrose Investments Ltd.                1,429,619(31)      10,355,751                     0               *
Paul Moulton(32)                             4,880(32)           2,928                 1,952               *
Donald S. Perkins (33)                      23,442(33)          19,776                 3,666               *
Todd Perri(34)                             174,735(34)         120,183                54,552               *
David Pool(35)                             181,899(35)         181,899                     0               *
Eric Reed (36)                             424,570(36)         424,570                     0               *
Douglas M. Rice(37)                      1,082,727(37)       1,080,478                 2,249               *
John M. Richman(38)                         19,766(38)          19,766                     0               *
John Perry Scroggie(39)                    101,501(39)          94,435                 7,066               *
Richard Scruggs(40)                        815,996(40)         789,109                26,887               *
Michael J. Secor (41)                       54,512(41)          48,512                 6,000               *
Strong River Investments, Inc.           1,429,619(42)       5,177,875                     0               *
Edward W Wagner(43)                         36,894(43)          28,594                 8,300               *


----------
*        Represents less than 1%.

(1) We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and this information does not necessarily indicate beneficial ownership for any other purpose. In determining the number of shares beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the individual has sole or shared voting power or investment power, as well as any shares of common stock subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days after October 15, 2000. We do not consider these shares underlying options, warrants and other derivative securities outstanding in computing the percentage ownership of any other person, however. To our knowledge, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and except as otherwise indicated in these footnotes.

(2)      Based on 27,168,480 shares of common stock outstanding as of October
         15, 2000.

(3) Mr. Alsup is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 357 shares of common stock issuable upon the exercise of options at an exercise price of $1.52 per share, 541 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $11.03 per share. The number of shares given also includes 122,910 shares held by the 1996 Alsup Issue Trusts, which Mr. Alsup has the power to reacquire.

(4) Ms. Bratic is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 333 shares of common stock issuable upon the exercise of options at an exercise price of $18.00 per share.

(5) Ms. Brown is a former owner, President and director of one of the companies Luminant has acquired. Includes 1,000 shares held by her husband, Neil Comeford.

(6) Mr. Brownfield is a former owner of one of the companies Luminant has acquired.

(7) Mr. Carter is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 666 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(8) Ms. Carls is a former owner of one of the companies Luminant has acquired.

(9) Mr. Dawley is a former owner of one of the companies Luminant has acquired.

(10) Mr. Debbs is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 8,296 shares of common stock issuable upon the exercise of options at an exercise price of $0.25 per share, 2,096 shares of common stock issuable upon the exercise of options at an exercise price of $1.52 per share, 1,166 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 333 shares of common stock issuable upon the exercise of options at an exercise price of $11.03 per share.

(11) Mr. John B. Dimmer is a former owner and President of one of the companies Luminant has acquired.

(12) Mr. John C. Dimmer is a former owner and Chairman of the Board of one of the companies Luminant has acquired. Includes 7,099 shares held by the James H. Morton Trust of which Mr. Dimmer is the trustee.

(13) Mr. Eshelman is a former owner of one of the companies Luminant has acquired.

(14) Mr. Fry is a former owner of one of the companies Luminant has acquired.

(15) Mr. Galanti is a former owner of one of the companies Luminant has acquired.

(16) Mr. Grant is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 500 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $8.06 per share.

(17) Mr. Harrison is a former owner and Chief Executive Officer of one of the companies Luminant has acquired.

(18) Mr. Hawkes is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 583 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $11.03 per share.

(19) Mr. Holton is a former owner of one of the companies Luminant has acquired. Includes 1,952 shares held by the Joseph F. Holton Trust.

(20) Mr. Kenyon is a former director of one of the companies Luminant has acquired. Includes 7,809 shares held jointly with Meredith W. Kenyon.

(21)     Ms. Kenyon also holds 7,809 shares jointly with H. David Kenyon.

(22) Ms. Looper is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 597 shares of common stock issuable upon the exercise of options at an exercise price of $0.25 per share, 408 shares of common stock issuable upon the exercise of options at an exercise price of $1.52 per share, 702 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $11.03 per share.

(23) Mr. Markel is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 2,166 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $8.06 per share.

(24) Mr. Marmol is a former Chief Executive Officer and director of Luminant. Includes 896,335 shares of common stock issuable upon the exercise of options at an exercise price of $18.00 per share, and 2,500 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(25) Ms. Marram is a former owner of one of the companies Luminant has acquired.

(26) Mr. Mayberry is a former owner of one of the companies Luminant has acquired.

(27) Mr. McDonald is a former owner of one of the companies Luminant has acquired.

(28) Mr. McGee is a former owner of one of the companies Luminant has acquired.

(29) Mr. McLemore is a former owner, Chief Executive Officer and board member of one of the companies Luminant has acquired. Includes 231,277 shares of common stock issuable upon the exercise of options at an exercise price of $2.86 per share, and 1,333 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(30) Mr. Methvin is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 414,046 shares held by the Brian Methvin Irrevocable Trust and 1,333 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(31) Excludes 3,486,132 shares that are not beneficially owned because of the restriction on beneficially owning in excess of 4.999% of the outstanding shares of our common stock as described in the second paragraph above.

(32) Mr. Moulton is a former owner of one of the companies Luminant has acquired.

(33) Mr. Perkins is a director of Luminant and a former owner of one of the companies Luminant has acquired. Includes 3,000 shares of common stock issuable upon the exercise of options at an exercise price of $38.38 per share, and 666 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(34) Mr. Perri is a former owner of one of the companies Luminant has acquired.

(35) Mr. Pool is a former owner of one of the companies Luminant has acquired.

(36) Mr. Reed is a former owner of one of the companies Luminant has acquired.

(37) Mr. Rice is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 2,166 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 83 shares of common stock issuable upon the exercise of options at an exercise price of $8.06 per share.

(38) Mr. Richman is a former owner of one of the companies Luminant has acquired.

(39) Mr. Scroggie is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 1,194 shares of common stock issuable upon the exercise of options at an exercise price of $0.23 per share, 437 shares of common stock issuable upon the exercise of options at an exercise price of $1.52 per share, and 666 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(40) Mr. Scruggs is Vice Chairman, Executive Vice President and a director of Luminant and a former Chief Executive Officer, President and chairman of the board of one of the companies Luminant has acquired. Includes 803,209 shares held jointly with Cynthia K. Scruggs and 12,239 shares of common stock issuable upon the exercise of options at an exercise price of $0.25 per share, 13,148 shares of common stock issuable upon the exercise of options at an exercise price of $1.52 per share, and 1,500 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share.

(41) Mr. Secor is an employee of Luminant and a former owner of one of the companies Luminant has acquired. Includes 4,004 shares of common stock issuable upon the exercise of options at an exercise price of $0.23 per share, 213 shares of common stock issuable upon the exercise of options at an exercise price of $18.38 per share, and 52 shares of common stock issuable upon the exercise of options at an exercise price of $11.03 per share.

(42) Excludes 1,028,256 shares that are not beneficially owned because of the restriction on beneficially owning in excess of 4.999% of the outstanding shares of our common stock as described in the second paragraph above.

(43) Mr. Wagner is a former owner of one of the companies Luminant has acquired.

                                  LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Wilmer, Cutler & Pickering, Washington, D.C.

                                     EXPERTS

    The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

      - Government Filings. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Some of the information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can also call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which you may access through the SEC's World Wide Web site at http://www.sec.gov.

      - Information Incorporated by Reference. The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede previously filed information, including information contained in this document.

    We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

        1. Our Annual Report on Form 10-K for the year ended December 31, 1999 (File No.000-26977).

        2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 000-26977).

        3. Our definitive Proxy Statement dated April 19, 2000, filed in connection with our May 22, 2000 Annual Meeting of stockholders.

        4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-26977).

        5. Our Current Report on Form 8-K dated October 11, 2000.

        6. The description of our common stock which is incorporated by reference in our registration statement on Form 8-A/A, filed with the SEC on September 14, 1999 (File No. 000-26977).

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus. You should direct any requests for documents to:

       Corporate Secretary
       Luminant Worldwide Corporation
       13737 Noel Road, Suite 1400
       Dallas, Texas  75240-7367
       (972) 581-7000

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Luminant is paying all of the selling stockholders' expensed related to this offering, except the selling stockholders will pay any applicable broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by the Registrant in connection with this Registration Statement and the distribution of the shares registered hereby. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market listing fee.


       SEC registration fee.........................................    $11,458
       Legal fees and expenses......................................     25,000
       Accounting fees and expenses.................................     25,000
       Nasdaq listing fee...........................................     17,000
       Miscellaneous expenses.......................................    $ 6,542
                                                                          -----
                  Total.............................................    $85,000
                                                                        =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), provides that under certain circumstances a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

            The certificate of incorporation and by-laws of the Registrant provide for the indemnification of the Registrant's directors and officers to the fullest extent authorized by, and subject to the conditions set forth in, the DGCL, except that the Registrant will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by the person only if the proceeding (or part thereof) was authorized by the Registrant's Board of Directors. The indemnification provided under the certificate of incorporation and by-laws includes the right to be paid by the Registrant the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

            As permitted by the DGCL, the Registrant's Certificate of Incorporation also provides that directors of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

            The Registrant has purchased a directors' and officers' liability insurance policy that provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity as a director or officer result in liability, or to the Registrant in the event it has indemnified the director or officer.

         In connection with this offering, certain of the selling stockholders have agreed to indemnify Luminant, each person who controls Luminant, and each of their respective directors, officers, agents and employees, against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. Reference is made to the Registration Rights Agreement filed as
Exhibit 10.12 hereto.

ITEM 16.  EXHIBITS.

EXHIBITS.
---------

4.1 Convertible Debenture Purchase Agreement dated as of September 21, 2000 by and among Luminant Worldwide Corporation, Montrose Investments Ltd. and Strong River Investments, Inc. (incorporated herein by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.2 6% Convertible Debenture issued to Montrose Investments Ltd. in the principal amount of $10,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.3 6% Convertible Debenture issued to Strong River Investments, Inc. in the principal amount of $5,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.3 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.4 6% Convertible Debenture issued to James R. Corey in the principal amount of $2,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.4 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.5 Form of Common Stock Purchase Warrant (incorporated herein by reference from Exhibit 99.5 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.6 Asset Purchase Agreement dated as of May 31, 2000 by and among InterActive8, Inc., Luminant Worldwide Corporation, New York Consulting Partners, LLC and the members of New York Consulting Partners, LLC.

 5.1     Opinion of Wilmer, Cutler & Pickering.

23.1     Consent of Arthur Andersen LLP, Independent Public Accountants

23.2     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.1)

24.1 Power of Attorney (included on signature pages of this Registration Statement)

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (c) To include any additional or changed material information on the plan of distribution;

                  PROVIDED, HOWEVER, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Luminant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 26, 2000.

                                 LUMINANT WORLDWIDE CORPORATION

                                 By: /s/ James R. Corey
                                    -------------------------------------------
                                    Name: James R. Corey
                                    Title: Chief Executive Officer, President,
                                           Chief Operating Officer and Director

                                POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James R. Corey or Thomas G. Bevivino, his or her attorney-in-fact, for him or her in any and all capacities, to sign any amendments to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                                          DATE
---------                                -----                                          ----

/s/ James R. Corey                       Chief Executive Officer, President, Chief      October 26, 2000
------------------------------           Operating Officer and Director (Principal
James R. Corey                           Executive Officer)


/s/ Thomas G. Bevivino                   Chief Financial Officer (Principal Financial   October 26, 2000
------------------------------           Officer and Principal Accounting Officer)
Thomas G. Bevivino


/s/ Michael H. Jordan                    Chairman of the Board and Director             October 26, 2000
------------------------------
Michael H. Jordan


/s/ Randolph L. Austin                   Director                                       October 26, 2000
------------------------------
Randolph L. Austin


------------------------------           Director                                       October 26, 2000
Michael J. Dolan


/s/ Donald S. Perkins                    Director                                       October 26, 2000
------------------------------
Donald S. Perkins


/s/ Richard M. Scruggs                   Director                                       October 26, 2000
------------------------------
Richard M. Scruggs


 /s/ George P. Stamas                    Director                                       October 26, 2000
------------------------------
George P. Stamas


INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
------      -----------

4.1 Convertible Debenture Purchase Agreement dated as of September 21, 2000 by and among Luminant Worldwide Corporation, Montrose Investments Ltd. and Strong River Investments, Inc. (incorporated herein by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.2 6% Convertible Debenture issued to Montrose Investments Ltd. in the principal amount of $10,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.3 6% Convertible Debenture issued to Strong River Investments, Inc. in the principal amount of $5,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.3 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.4 6% Convertible Debenture issued to James R. Corey in the principal amount of $2,000,000 due September 21, 2003 (incorporated herein by reference from Exhibit 99.4 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.5 Form of Common Stock Purchase Warrant (incorporated herein by reference from Exhibit 99.5 to the Current Report on Form 8-K filed by Luminant Worldwide Corporation on October 11, 2000 (SEC File No. 000-26977).

4.6 Asset Purchase Agreement dated as of May 31, 2000 by and among InterActive8, Inc., Luminant Worldwide Corporation, New York Consulting Partners, LLC and the members of New York Consulting Partners, LLC.

 5.1     Opinion of Wilmer, Cutler & Pickering.

23.1     Consent of Arthur Andersen LLP, Independent Public Accountants

23.2     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5.1)

24.1 Power of Attorney (included on signature pages of this Registration Statement)